

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4546

November 9, 2016

<u>Via E-mail</u>
Mark J. Murray, Ph.D.
President and Chief Executive Officer
Arbutus Biopharma Corporation
100-8900 Glenlyon Parkway
Burnaby, BC
Canada V5J 5J8

> **Re: Arbutus Biopharma Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2015**
> **Filed March 9, 2016**
> **File No. 001-34949**

Dear Dr. Murray:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Sharon M. Blume

Sharon M. Blume
Accounting Branch Chief
Office of Healthcare and Insurance